Filed by Agnico-Eagle Mines Limited pursuant to

Rule 425 under the Securities Act of 1933

Commission file number: 001-13422

Subject Company: Grayd Resource Corporation

Commission file number: N/A

(All amounts expressed in Canadian dollars unless otherwise noted)

AGNICO-EAGLE COMMENCES FORMAL
TAKE-OVER BID TO ACQUIRE GRAYD

Toronto (October 13, 2011) — Agnico-Eagle Mines Limited (“Agnico-Eagle”) (NYSE & TSX: AEM) and Grayd Resource Corporation (“Grayd”) (TSX-V: GYD & OTCQX: GYDRF) jointly announced today that Agnico-Eagle has formally commenced its previously announced take-over bid (the “Offer”) to acquire all of the outstanding common shares of Grayd at a price of $2.80 per share.  The Offer represents a premium of 65.7% to the volume weighted average price of Grayd shares on the TSX Venture Exchange for the 20-day period ended September 16, 2011 (the last trading day prior to announcement of Agnico-Eagle’s intention to make the Offer).

Pursuant to the Offer, Grayd shareholders will be entitled to receive, at their option, for each Grayd share they own, either $2.80 in cash or 0.04039 of an Agnico-Eagle share and $0.05 in cash, in each case subject to pro ration.  The maximum amount of cash payable by Agnico-Eagle under the Offer will be equal to one-third of the total consideration (approximately $92 million).  The maximum number of shares issuable by Agnico-Eagle under the Offer will be approximately 2.7 million (based on the number of Grayd shares outstanding on September 19, 2011 on a fully-diluted basis), or approximately 1.4% of Agnico-Eagle’s outstanding shares on a fully-diluted basis.  The Offer is subject to customary conditions, including that a minimum of 66 2/3% of the outstanding Grayd shares (on a fully-diluted basis) are tendered to the Offer.

The Offer is open for acceptance until 5:00 p.m. (Toronto time) on November 18, 2011, unless the Offer is extended or withdrawn.

The board of directors of Grayd, upon the unanimous recommendation of its Special Committee, has unanimously approved Agnico-Eagle’s acquisition of Grayd pursuant to the Offer and has unanimously recommended that Grayd shareholders tender their shares to the Offer.  The recommendation of the Grayd board is supported by a fairness opinion provided by Desjardins Securities Inc. to the Special Committee.

The formal offer to purchase and take-over bid circular and the related letter of transmittal and notice of guaranteed delivery (collectively, the “Offer Documents”), containing the terms and conditions of the Offer and instructions for tendering Grayd shares, together with Grayd’s directors’ circular, are in the process of being mailed to Grayd shareholders and will be filed today with the applicable securities regulators and will be available on SEDAR at www.sedar.com under Grayd’s profile.

The depositary for the Offer is Computershare Trust Company of Canada (the “Depositary”) and the information agent for the Offer is Kingsdale Shareholder Services Inc. (the “Information Agent”). Questions and requests for assistance, including assistance with respect to tendering your Grayd shares to the Offer, or requests for additional copies of the Offer Documents, may be directed to the Depositary at 1-800-564-6253 (corporateactions@computershare.com) or the Information Agent at 1-800-749-9197 (contactus@kingsdaleshareholder.com).

Agnico-Eagle has engaged TD Securities Inc. as its financial advisor and Davies Ward Phillips & Vineberg LLP as its legal advisor in connection with the Offer.  Grayd has engaged Canaccord Genuity Corp. as its financial advisor and Cassels Brock & Blackwell LLP as its legal advisor in connection with the Offer.

About Agnico-Eagle

Agnico-Eagle is a long established, Canadian headquartered gold producer with operations located in Canada, Finland and Mexico and exploration and development activities in Canada, Finland, Mexico and the United States.  Agnico-Eagle has full exposure to higher gold prices consistent with its policy of no forward gold sales and maintains a corporate strategy based on increasing shareholders’ exposure to gold on a per share basis. It has paid a cash dividend for 29 consecutive years.

About Grayd

Grayd is a growth-oriented junior natural resource company focused primarily on exploring and developing a large land position in Mexico which is highly prospective for gold and silver mineralization.

U.S. Shareholders

This press release does not constitute an offer to purchase or sell or a solicitation of an offer to sell or purchase shares of Grayd or Agnico-Eagle made to any person in the United States of America, its possessions and other areas subject to its jurisdiction or to, or for the account or benefit of, a U.S. person (as defined in Regulation S under the United States Securities Act of 1933, as amended). The Offer will be made to these persons solely under the registration statement and the Offer Documents that Agnico-Eagle expects to file with the United States Securities and Exchange Commission (the “SEC”). U.S. investors and securityholders are advised to read these documents carefully when they become available, because they will include important information regarding the Offer. At that time, investors and securityholders may obtain a free copy of the Offer Documents from the SEC’s website at www.sec.gov.Free copies of these documents can also be obtained by directing a request to Agnico-Eagle. INVESTORS AND SECURITYHOLDERS SHOULD READ THE OFFER DOCUMENTS CAREFULLY BEFORE MAKING A DECISION CONCERNING THE OFFER.

Further Information

For further information regarding Agnico-Eagle, contact Investor Relations at info@agnico-eagle.com, call (416) 947-1212 or visit Agnico-Eagle’s website at www.agnico-eagle.com.  For further information regarding the Offer, contact the Information Agent at 1-800-749-9197 (contactus@kingsdaleshareholder.com).

For further information regarding Grayd, contact Marc A. Prefontaine, President and CEO of Grayd or Daniel G. McIntyre, Manager Corporate Communications of Grayd at (604) 681-7446 or www.grayd.com.